UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 20)*


                             JACOBSON STORES INC.
                               (Name of Issuer)

                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                 469834 10 5
                                (CUSIP Number)


                              November 18, 1998
           -------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d - 1(b)
        [ ] Rule 13d - 1(c)
        [X] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

CUSIP No. 469834 10 5


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only).

               ROBERT L. ROSENFELD

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]

                                                          (b) [X]
  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


                      5      SOLE VOTING POWER
NUMBER OF
SHARES                               331,390-1/3
BENEFICIALLY
OWNED BY              6      SHARED VOTING POWER
EACH
REPORTING                             25,730
PERSON
WITH                  7      SOLE DISPOSITIVE POWER

                                     331,390-1/3

                      8      SHARED DISPOSITIVE POWER

                                       25,730

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               357,120-1/3

 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.2%

 12    TYPE OF REPORTING PERSON

               IN
                                 Page 2 of 5

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934



Item 1(a).     Name of Issuer:

                      Jacobson Stores Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

                      3333 Sargent Road
                      Jackson, Michigan  49201-8847


Item 2(a).     Name of Person Filing:

                      Robert L. Rosenfeld


Item 2(b).     Residence Address:

                      4535 Fourth Road North
                      Arlington, Virginia  22203-2342


Item 2(c).     Citizenship:

                      United States

Item 2(d).     Title of Class of Securities:

                      Common Stock, $1 par value

Item 2(e).     CUSIP Number:

                      469834 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c):

                      (Inapplicable)

Item 4. Ownership:

               (a) Amount Beneficially Owned: 357,120-1/3 shares

               (b) Percent of Class:  6.2 %

               (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                                   331,390-1/3*

                  (ii) shared power to vote or to direct the vote:

                                    25,730

                 (iii) sole power to dispose or to direct the disposition of:

                                   331,390-1/3*

                  (iv) shared power to dispose or to direct the disposition of:

                                    25,730

                *Includes 2,500 stock option shares (treated as if exercised).

                 Pursuant to Rule 13d-4, the undersigned hereby declares that the filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of
                 Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the following securities covered by this statement:

                   23,585 shares held by the undersigned as Trustee of various trusts for the benefit of the issue of David A. Rosenfeld and the issue of Mark K. Rosenfeld.

Item 5. Ownership of Five Percent or Less of a Class.

                      (Inapplicable)

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The reporting person's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 18,418 common shares she owns and shares such power over the 7,312 common shares the reporting person and his wife own jointly. The reporting person's nieces and nephews, as beneficiaries of various trusts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 23,585 common shares held by the reporting person as trustee for their benefit.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      (Inapplicable)

Item 8.  Identification and Classification of Members of the Group.

                      (Inapplicable)

Item 9.  Notice of Dissolution of Group.

                      (Inapplicable)

Item 10. Certification.

                      (Inapplicable)


                                  Signature
                                  ---------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 20, 1999

                                              /s/  Robert L. Rosenfeld
                                              ------------------------
                                              Robert L. Rosenfeld